EXHIBIT 99.1

VIZSLA SILVER PROVIDES 2025 YEAR-END SUMMARY AND 2026 OUTLOOK

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, Jan. 20, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to provide a year-end summary of its activities at its flagship Panuco silver-gold property (the "Property" or "Panuco") located in Sinaloa, Mexico and outline the Company's key objectives/milestones for 2026.

"2025 was an extraordinary year for Vizsla, the Panuco project and the underlying commodities," commented Michael Konnert, President and CEO. "Throughout the year, Vizsla Silver employed a dual track approach focused on both advancing project development objectives, while maintaining exploration momentum in the hunt for new centers of mineralization. At the project, an updated mineral resource estimate at the start of the year highlighted a 43% increase to measured and indicated resources at a ~5% higher grade profile. This set the stage for an industry leading Feasibility Study published in November, outlining over 20 million ounces of annual silver equivalent production over the first five years and 17.4 million ounces annually over the initial 9.4-year mine life, an after-tax NPV (5%) of US$1.8 billion, 111% IRR and a 7-month payback at US$35.50 per ounce silver and US$3,100 per ounce gold. It's important to remember this is a snapshot in time based on conservative commodity price assumptions, especially given the current metals price environment. The ongoing test mine program advanced considerably in 2025, now down to the 460 level, where we intend to extract the bulk sample. This program has provided invaluable information not only to support detailed engineering and mine development but has allowed access for underground drilling to target over 25 million ounces of inferred mineralization, not currently in the Feasibility Study mine plan. On the exploration side, our geologists focused on expanding, upgrading and converting known resources while simultaneously mapping, sampling and collecting data to support new discoveries. Our most notable discovery was at the Animas target located in the central portion of the district, where we intercepted 897 g/t AgEq over 5.8 meters. This world class interval is planned to be further tested this year as part of a broader 60,000-meter district wide drill program. With a current cash position of over US$450M, the project is now fully financed, and we are ready to build and ready to grow following receipt of our MIA permit expected sometime mid-year. In 2026, we aim to continue derisking and enhancing project value for shareholders. Our recent property acquisitions provide an excellent pipeline of new targets to test, while ongoing optimization work on the project continues to improve efficiency and overall economics. I am extremely proud of our team's performance in 2025 and grateful for the continued support of our community members, shareholders and other stakeholders as we advance toward first silver production in the second half of 2027."

Key Objectives for 2026

•	Advance detailed engineering and select contractors for construction and mining
•	Advance ongoing test mine and bulk sample program
•	Continue underground infill and expansion drilling to support an updated project MRE
•	Advance district-wide surface exploration drilling, including follow up test work at Animas
•	Complete updated district-scale airborne EM and MAG surveys
•	Conduct initial LiDAR, mapping and sampling on the Peñoles and La Garra claims

2025 Highlights

2025 represented a step-change for Vizsla Silver as the Company advanced from study-driven validation to construction readiness. Throughout the year Vizsla continued to expand its land package with new acquisitions and delivered on several key de-risking initiatives, including the development of a fully funded and fully permitted test mine, publication of the Project's first Feasibility Study and securing project finance to construct the Panuco Mine, have been transformative for the Company and the asset as it enters the development stage.

The year started with an updated mineral resource estimate outlining both growth and conversion of resources into higher confidence categories. This ultimately served as the foundation for a Feasibility Study published in November, highlighting 17.4 Moz AgEq of annual production over an initial 9.4-year mine life (averaging 20.1 Moz AgEq per year for years 1-5), an after-tax NPV (5%) of US$1.8B, 111% IRR and a 7-month payback at US$35.50/oz Ag and US$3,100/oz Au.

Vizsla Silver is now fully funded to develop and construct the Panuco project, finishing the year with more than US$450M in cash (almost 2x the initial capital expenditure requirement as stated in the FS). In November, the Company announced a US$300M project financing facility, structured as a five-year, cash-settled capped call convertible notes issuance, which carries a 5% coupon and an effective conversion price of US$10.54 per share. This represented the largest ever financing of this structure completed by a Canadian silver-focused development company.

The test mine advanced from surface to over 700 meters down the decline, achieving an average of two blasts and six meters of development per day. Two of three planned underground drill bays were established, closing the year with two underground drill rigs conducting infill drilling at central Copala and Christiano.

Drilling throughout the year totaled ~21,000 meters, focused primarily on geotechnical drilling around the Feasibility Study mine plan area. This drilling will support the final phase of detailed engineering slated to commence in early 2026. Additionally, two drill rigs carried out expansion and discovery-based drilling in the west and eastern portions of the district to extend known resources and target select anomalies highlighted in a recently completed HLEM survey. A new discovery at Animas, located in the eastern portion of the district, marked by 897g/t AgEq over 5.85 meters, adds another high-grade center of near-surface mineralisation to continue exploring and defining in 2026.

Other notable achievements in 2025:

•	Vizsla Silver's share price increased by 220% from US$1.71 to US$5.47 per share, and liquidity across the TSX and NYSE collectively increased the 3-month average daily trading volume 217% from 2.2 million to 6.8 million.
•	Vizsla Silver raised US$160M in equity including a US$115.5M bought deal at US$3.00 per share in June.
•	Raised net proceeds of US$240M through a cash-settled, capped-call convertible bond issuance to fully fund the construction and development of the Panuco project, carrying a 5% coupon rate an effective conversion price of US$10.51.
•	Completed 50-line km HLEM surveys across Panuco West covering Copala North and Napoleon North, identifying several extensional targets for drilling in 2026.
•	Expanded district-scale geological interpretation by extending 1:1,000-scale mapping beyond the original Project 1 footprint into the central and eastern Panuco district and integrating WorldView-III, ASTER, and Terraspec datasets to refine alteration patterns, structural controls, and target prioritization.
•	Vizsla Silver acquired a total of 14,607 hectares in 2025 along the San Dimas corridor, comprising 12,229 hectares Santa Fé claims in May, and 2,378 hectares Peñoles claims in December (see figure 1 below).
•	Completed a fourth round of metallurgical test work to support Feasibility Study flow sheet variability and optimization.
•	Published the third annual Sustainability Report.
•	Organized four health fairs/social programs, servicing approximately 2,000 individuals within the local communities
•	Vizsla Silver's Mexican subsidiary, Minera CANAM, was awarded the Socially Responsible Company Distinction (ESR), for the fourth year in a row.

2026 Outlook

2026 should be another transformative year for Vizsla Silver and the Panuco Project. With several new growth and de-risking initiatives, the Company is focused on further validating and enhancing value beyond the recently published Feasibility Study. Key initiatives include detailed engineering, underground drilling, geophysical surveys, and optimization work required to enter a construction decision in the second half of 2026, once permits are received.

Vizsla has budgeted ~60,000 meters of diamond drilling across the Panuco district for 2026. This includes underground drilling at Copala, Christiano and Tajitos, surface exploration drilling in the central and eastern portions of the district, additional Geotech drilling at Napoleon and La Lusia, and initial reconnaissance drilling at Santa Fe and La Garra.

In parallel, the engineering team is advancing detailed engineering of the mine and process infrastructure as it transitions into project execution, including the selection of key partners for construction and mining. Contractor selection for bulk earthworks, electrical, piping, and underground mining will continue through competitive processes, supported by equipment-specific test work from the test mine bulk sample material to validate performance guarantees.

The planned 10k tonne bulk sample material will support a fifth phase of metallurgical testwork to optimize silver and gold recovery, reagent usage, and further rheological testing to ensure robustness of tailings and paste backfill.

Exploration in 2026 will focus on advancing surface drilling around Panuco West to extend resources proximal to the Feasibility Study mine plan, while ongoing technical work will support future drill programs at Santa Fé, follow-up drilling at Animas, and initial testing of other targets in the northeast. Vizsla will also commence initial LiDAR surveys, geological mapping, and surface sampling across the newly acquired Peñoles claims, alongside first pass LiDAR, mapping, and prospecting at La Garra, laying the groundwork for future drill targeting across the broader land package.

Key Objectives for 2026

•	Advance detailed engineering and select contractors for construction and mining
•	Advance ongoing test mine and bulk sample program
•	Continue underground infill and expansion drilling to support an updated project MRE
•	Advance district wide surface exploration drilling, including follow up test work at Animas
•	Complete updated district scale airborne EM and MAG surveys
•	Conduct initial LiDAR, mapping and sampling on the Peñoles and La Garra claims

Figure 1: The Panuco Project in Sinaloa, Mexico grew by 14,607 ha in 2025 (blue claims). (CNW Group/Vizsla Silver Corp.)

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Chief Geologist, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

About Vizsla Silver and the Panuco Project

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Feasibility Study for Panuco in November 2025 which highlights 17.4 Moz AgEq of annual production over an initial 9.4-year mine life, an after-tax NPV(5%) of US$1.8B, 111% IRR and a 7-month payback at US$35.50/oz Ag and US$3,100/oz Au. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development while continuing district-scale exploration through low-cost means.

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or performance and reflect management's expectations or beliefs regarding future events, plans, and objectives.

Forward-looking statements in this release include, but are not limited to, statements regarding: the Company's 2026 objectives and milestones, including the timing and receipt of environmental and other regulatory permits (including the MIA/EIA); the timing and execution of construction activities, including the commencement of construction, advancement of detailed engineering, and selection of contractors and development partners; the Company's ability to advance the Panuco Project toward production, including expectations regarding first silver production in the second half of 2027; the results, timing and scope of planned drilling programs, including underground infill and expansion drilling, district-wide surface drilling, and follow-up drilling at Animas, Santa Fé, La Garra, Peñoles and other targets; the conversion of inferred mineral resources to indicated mineral resources, including targeted conversion of inferred mineralization within the Copala zone; the size, grade, continuity and potential expansion of mineral resources, including the potential to add mine life beyond the current feasibility study mine plan; the completion and outcomes of bulk sampling, metallurgical testing, geotechnical work and optimization studies, and their anticipated impact on project economics and mine design; the economic results of the Panuco Project, including forecast production rates, mine life, capital costs, operating costs, free cash flow, net present value, internal rate of return, and payback period, as derived from the Feasibility Study; the assumptions underlying the Feasibility Study, including commodity prices, metallurgical recoveries, operating and capital cost estimates, permitting timelines, and development schedules; the Company's ability to fund construction and development, including expectations regarding the sufficiency of existing cash balances and access to financing; the anticipated benefits of property acquisitions and exploration programs, including the identification of new mineralized zones and discovery of additional deposits; and the Company's long-term growth strategy, including its ability to enhance shareholder value through continued exploration success, project development and operational execution.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: the accuracy of the Feasibility Study parameters; the availability of financing on acceptable terms; that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project parameters; inaccuracies in technical or economic modelling; the risk that the feasibility study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

No Production Decision: The Company has not made a production decision for the Panuco Project. A decision to proceed with construction will only be made following the completion and review of detailed engineering, financing arrangements, and receipt of all required permits and approvals.

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SOURCE Vizsla Silver Corp.

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For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:00e 20-JAN-26